Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Stamps.com Inc. (“Stamps.com,” “we” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.001 per share (the “common stock”).

DESCRIPTION OF COMMON STOCK

The following summary description sets forth some of the general terms and provisions of the common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the common stock, you should refer to the provisions of our amended and restated certificate of incorporation and the amendments thereto (collectively, the “certificate of incorporation”) and our amended and restated bylaws, each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit.

Under our certificate of incorporation, we are authorized to issue up to 47.5 million shares of common stock with a par value of $0.001 per share and up to 2.5 million shares of preferred stock with a par value of $0.001 per shares (the “preferred stock”).

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders of common stock are entitled to receive dividends ratably, if any, as may be declared by the Board of Directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, sinking fund, subscription, redemption or conversion rights. Holders of shares of common stock do not have cumulative voting rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

Preferred Stock
The Board of Directors is authorized without further stockholder approval, to issue from time to time up to a total of 2.5 million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of these series without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our management without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

Anti-Takeover Effects of Provisions of Delaware Law and our Certificate of Incorporation and Bylaws
We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control in attempts with respect to us and, accordingly, may discourage attempts to acquire us.

In addition, provisions of our certificate of incorporation and bylaws, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. The bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than one hundred twenty (120) but no more than one hundred fifty (150) calendar days prior to the date of our annual meeting. The bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors; Removal. Our directors are divided into three classes. The number of directors is distributed among the three classes so that each class will consist of one- third of the Board of Directors. The classification of the Board of Directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the directors which could have the effect of delaying or preventing a change in control of Stamps.com. Subject to the rights of the holders of any outstanding series of preferred stock, the certificate of incorporation authorizes only the Board of

Directors to fill vacancies, including newly created directorships. The certificate of incorporation also provides that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

Supermajority Vote to Amend Charter and Bylaws. Our certificate of incorporation and bylaws each provide that our bylaws may only be amended by a two-thirds vote of the outstanding shares. In addition, our certificate of incorporation provides that its provisions related to bylaw amendments, staggered board and indemnification may only be amended by a two-thirds vote of the outstanding shares.

Power to Call Special Stockholder Meeting. Under Delaware law, a special meeting of stockholders may be called by our board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws. Pursuant to our bylaws, special meetings of the stockholders may only be called by the Board of Directors.

Forum Selection Clause
Under our bylaws, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for making certain types of claims shall be the Court of Chancery in the State of Delaware (except that, in the event the Delaware Court of Chancery lacks subject matter jurisdiction over any such action or proceeding, then the sole and exclusive forum for such action or proceeding shall be the federal district court for the District of Delaware). This provision applies to (a) any derivative action or proceeding brought on behalf of Stamps.com, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Stamps.com to Stamps.com or our stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware.

NOL Protective Provision

Our certificate of incorporation contains certain net operating loss protective provisions (the “NOL Protective Measures”), which are more specifically described in our Definitive Proxy filed with the SEC on April 2, 2008. Generally, the NOL Protective Measures provide that any person, company or investment firm that wishes to become a “5% shareholder” (as defined in our certificate of incorporation) must first obtain a waiver from our board of directors. In addition, any person, company or investment firm that is already a “5% shareholder” of ours cannot make any additional purchases of our stock without a waiver from our board of directors.
On July 22, 2010, our board of directors suspended the NOL Protective Measures by approving a waiver from the NOL Protective Measures to all persons and entities, including companies and investment firms. As a result, our stockholders are now allowed to become “5% shareholders” and existing “5% shareholders” are allowed to make additional purchases of our stock each without having to comply with the restrictions contained in the NOL Protective Measures. Our board of directors may revoke this waiver at any time if the board deems the revocation necessary to protect against a Section 382 “change of ownership” that would limit our ability to utilize future NOLs.

If our board of directors were to revoke the existing waiver of our NOL Protective Measures so that the measures operated again to prevent new "5% shareholders," then the NOL Protective Measures could be deemed to have an “anti-takeover” effect because, among other things, they would restrict the ability of a person, entity or group to accumulate more than 5% of our common stock and the ability of persons, entities or groups now owning more than 5% of our common stock to acquire additional shares of our common stock without the approval of our board of directors. As a result, our board of directors might be able to prevent any future takeover attempt. Therefore, the NOL Protective Measures could discourage or prevent accumulations of substantial blocks of shares in which our stockholders might receive a substantial premium above market value and might tend to insulate management against the possibility of removal.